Filed by Diamondback Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: QEP Resources, Inc.

Commission File No.: 001-34778

Date: December 21, 2020

The following is a copy of the transcript from Diamondback Energy, Inc.’s conference call held on December 21, 2020:

Acquisition of QEP Resources in All-Stock Transaction

Company Participants

•	Adam T. Lawlis, Vice President of Investor Relations

•	Travis D. Stice, Chief Executive Officer and Director

•	Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Other Participants

•	Neal Dingman

•	Gail Nicholson

•	Arun Jayaram

•	Derrick Whitfield

•	David Deckelbaum

•	Asit Sen

•	Nitin Kumar

•	Harry Mateer

•	Charles Meade

•	Brian Singer

•	David Heikkinen

•	Jeoffrey Lambujon

•	Leo Mariani

•	Jeanine Wai

Presentation

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Diamondback Energy Conference Call. At this time, all participants’ lines are in a -only mode. After the speakers’ presentation, there will be a question-and-answer session. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions)

I would now like to hand the conference over to your speaker today Mr.Adam Lawlis, Vice President of Investor Relations. Please go ahead, sir.

Adam T. Lawlis, Vice President of Investor Relations

Thank you, Katherine. Good morning, and welcome to Diamondback Energy’s conference call to discuss the two Midland Basin transaction announced this morning.

During our call today, we will reference and updated investor presentations which can be found on Diamondback’s website. Representing Diamondback today are Travis Stice, CEO; and Kaes Van’t Hof, CFO.

During this conference call the participants may make certain forward-looking statements relating to the company’s financial condition, results of operations plans, objectives, future performance and businesses. We caution you that actual results could differ materially from those that are indicated in these forward-looking statements due to a variety of factors. Information concerning these factors can be found in the company’s filings with the SEC that are also posted on Page 2 of the investor presentation posted to our website this morning.

I’ll now turn the call over to Travis Stice.

Travis D. Stice, Chief Executive Officer and Director

Thank you, Adam, and good morning, everyone and thank you for joining the call. I’m really excited to share with you that Diamondback has announced two strategic highly accretive acquisitions in the Northland Midland basin. The acquisition of all the leasehold interest and related assets of Guidon Operating and the acquisition of QEP Resources.

These acquisitions check every box when it comes to Diamondback’s corporate development strategy. One, they’re accretive. These deals are both together and individually accretive on all relevant 2021 financial metrics, including free cash flow per share, cash flow per share and leverage, even before accounting per synergies.

This accretion only increases over time as the pro-forma high-graded development plan will result in more free cash flow and therefore return of capital per share than the already strong standalone plan. Two, the assets compete for capital.

These deals add Tier-1 resource that competes for capital right away in Diamondback’s current portfolio. Upon closing, we will reallocate capital from our existing assets to high grade development and accelerate activity on these assets which is the definition of good capital allocation.

Three, these deals improve our capital efficiency. We will now be able to allocate more of our capital to the high returning Midland Basin, where our cost structure and asset base remains differentiated. These deals improve 2021 capital efficiency, lower or near and long-term reinvestment ratio and lower our 2021 breakeven because of the qualitative acreage we are integrating into our portfolio.

Fourth, these deals are leveraged accretive. Pro forma for these transactions Diamondback is expected to maintain its investment grade status ensuring access to capital, over a multi-year time period. Diamondback will be able to retire pro forma debt faster than the standalone plan as a result of these transactions.

Fifth, the deals offer tangible, visible synergies. We estimate we can drive at least $60 million to $80 million of annual synergies primarily through a combination of G&A and cost of capital synergies, with secondary synergies that include improved capital efficiency from high-graded development and physical adjacencies that will increase our pro-forma lateral lengths.

QEP has done a great job building out their midstream infrastructure in the Permian and there will be opportunities to consolidate that infrastructure with both Diamondback’s and Rattler’s existing systems in the future, allowing for more efficient development of midstream and infrastructure capital. Also all of QEP’s oil production is dedicated to Rattler’s joint venture gathering system with Oryx midstream of which Rattler owns 60% of the JV.

And lastly, the sixth point. There’s minimal integration risk. These assets are simply in our backyard, with the Northern Midland Basin, integrating these assets will present more opportunities and challenges due to the physical adjacencies to our existing position.

The blocky nature of the pro-forma position will provide for most capital efficient development as possible. As stated in the past public commentary, Diamondback does not need to participate in industry consolidation simply to get better. We participate in corporate development opportunities that we firmly believe will increase the long-term value of our stockholders’ investment. These deals help cement Diamondback’s leadership position in the Northern Midland Basin, which is why we’re excited to discuss these two deals with you today.

With that operator please open the line for questions.

Questions And Answers

Operator

(Question And Answer)

Operator

Thank you. (Operator Instructions) And our first question comes from Neal Dingman with Truist Securities. Your line is open.

Neal Dingman

Good morning. Travis, congrats. Travis, was just wondering how important was having a large equity component for these deals and you talked about how your estimates just — you talked about just a little bit on prepared remark, just again if you could go over a little bit again on your thoughts on leverage post these deals.

Travis D. Stice, Chief Executive Officer and Director

Yeah, listen, Neal as I highlighted, our ability — well first off leverage comes down with — upon closing of these transition — transactions. And even more importantly the rate at which that leverage ratio continues to decreases is accelerated. So it’s win — it’s a win across the board when it comes to leverage.

Neal Dingman

Got it. And then how do you think on these deals on just, could talk little bit about how you guys have signed maybe for little bit on just the Bakken and then I’m just trying think on what you guys are looking at on kind of a per — I know we’ve come up with that how you all are thinking on kind of a per acre basis and what that describes to the — what —does that include — what is on the PDPs and then what does that back out for the synergies?

Travis D. Stice, Chief Executive Officer and Director

Yeah. Let me first address your question on the Bakken. Diamondback is a pure play and we’ve got no intention in diversifying away from what we think the best remaining development opportunity in Northern Basin which of course is right here in the Permian Basin.

If you think about the Bakken assets, it’s very similar to when we announced the Energen acquisition and we had those assets on the central basin platform that we just simply held for sale and that’s what we intend to do here once the deal closes and we get a chance to do some value propositions.

The second thing is that, you’re talking about the quality, the acreage and how much — what it was costing and this acreage, Neil, we actually bid on back in 2015 and 2016, we know the acreage very well. We didn’t get it back in when it went through $50,000 or $60,000 an acre, back in a day which if you do the math on these with $20,000 to $25,000 per floating barrel you will see that these per acreage acquisition costs are among the lowest that Diamondback has ever done and in fact it’s — these acquisitions probably on arrival when we bought Spanish Trail back in 2009.

Neal Dingman

Great. Thanks for the details.

Operator

Thank you. Our next question comes from Gail Nicholson with Stephen. Your line is open.

Gail Nicholson

Good morning, everybody, and happy holidays. When you guys are looking at the $60 million to $80 million per year of synergies, can you just break that out between how you’re looking at that via CapEx synergies, expense energies on the G&A side and maybe potentially LOE as well as interest reduction synergies have been — as you guys have investment grade and GDP is not?

Travis D. Stice, Chief Executive Officer and Director

Yeah, Gail. I’d say the majority of the synergies come on the G&A side. And I think we are well stacked at Diamondback and have been patient throughout this year to add assets opportunistically and do so in a way where we don’t have to add a lot of people or expense to that. So that’s probably the majority of the synergies. Obviously interest cost savings will be important, retaining the investment-grade status was vital to us and to our board and that ensures a lower cost of capital. I think overall we still want to be reducing net debt versus extending maturities but we do have a lot of opportunities now to do both.

On top of that LOE, QEP is a great operator they have a very low cost structure. They think --we think about the business in the similar way to us.

And therefore, we had a lot of infield infrastructure bill. And I think as you can see in the math, the physical adjacencies is going to allow for us to merge our systems together and utilize capacity effectively. So I think long-term that drives LOE savings and certainly capital and the midstream and infrastructure side, but the most tangible synergies are on the G&A and the interest side.

Yeah. And Gail, I know, you’ve studied Diamondback for a long time and you know, that we operate a lean organization and we’re proud of that. And listen even in the fact of the global apocalypse we’ve been through this catastrophic downturn, we’ve been able to avoid any layoffs and we retain the organizational capacity that we had prior to our downturn and look that G&A per barrel at around $0.50 a barrel was then and is still now pure leading and with the combination of these deals that cost per barrel and G&A actually goes down.

So it’s — and that’s the LOE side is — the field organization will stay in place but that goes to LOE not G&A so we’ve shown in the past that we’ve got expertise in integrating new entities and on a large scale most recently with Energen acquisition. But as we think about this, this is as a more of a tuck-in operationally to our existing organization and really an entity integration. So very confident that the conservatively models, synergies and certainly we’ll continue to maintain our leadership position.

Gail Nicholson

Great. And then you’ve mentioned the idea of capital reallocation to these assets once they’re put into the portfolio. Can you talk about where that reallocation occurs from? And then also in the presentation you mentioned that this is going to be reducing your 2021 breakeven. Can you talk about where breakeven was in ‘21. And where breakeven will be closed over the acquisition. Thank you.

Travis D. Stice, Chief Executive Officer and Director

Yeah, Gill, we got to make sure these deals close and we come out with full pro forma guidance. But the way we’re thinking about it in general is that both QEP and Guidon have assets that could compete in the top of our portfolio. I think our base plan with Guidon was to reduce a rig or rig and a half at Diamondback and allocate two to Guidon.

And then when you add QEP on top of that you run there kind of two rig cadence. But I think you can also reallocate some of our existing rigs to an area like Robertson Ranch the debt center in Martin County and hasn’t been getting capital from QEP yet to-date. So, I think just overall pushing more of our capital, higher percentage of our capital through the Northern Midland Basin lowers that reinvestment ratio and the breakeven.

And I think overall our plan is to basically hold pro forma Q4 2020 production flat. And I think we’re going to be able to do that with less dollars per BO added or BO maintained than we were prior.

Gail Nicholson

Great. Thank you. I appreciate the responses. And I have more questions but I’ll turn it over to everybody else. Merry Christmas.

Adam T. Lawlis, Vice President of Investor Relations

Thank you, Gail.

Operator

Thank you. Our next question comes from Arun Jayaram with J.P. Morgan Chase. Your line is open.

Arun Jayaram

Hey, good morning, gentlemen. Kaes, I wanted to see if you could talk about any plans that you have to leverage Diamondback’s IG, credit rating and lower cost of capital as you know, QEP has about $1.1 billion of debt due before May 2023. So, where you’re heading in terms of thinking about those bond maturities in ‘22 and ‘23?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, Arun, that was an important part of this trade. And I think overall we’ve modeled the business where we could pay those off with cash and free cash flow between now and that time period.

I don’t think that’s going to be the case. I think we’ll probably do some form of liability management that involves the FANG 21s and — excuse me the QEP 22s and 23s and also the FANG 25s that are callable. So I think we’ve kept that bond out there for an opportunity to refinance and we have a lot of options at our disposal here. I think overall some combination of extending maturities but also paying down gross debt is our game plan.

Arun Jayaram

Great, great. Secondly, Travis Chaser — Kaes, pardon me or Travis, it seems like high grading here is a one of the deal motivations here or deal rationale, can you talk about from a productivity basis how the Guidon and QEP assets in the Northern Midland Basin compete to FANG’s existing asset base in the Midland Basin?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah. I think they compete in the top quartile of our existing Northern Midland Basin acreage position. And I think as Travis said, we’ve made public comments in the past that we don’t need to get bigger just get bigger, we have to get better in capital allocation and NAV while they’re not hot topics today in oil and gas, our ability to drill better wells for the next 5, 10 years versus our original plan is very important to our shareholders and very important to long-term value accretion. Travis you want add anything to that.

Travis D. Stice, Chief Executive Officer and Director

Yeah. There is some room the way that we’re thinking about it is that the addition of these locations, this inventory that immediately competes for capital has now extended Diamondback’s runway of Tier 1 inventory projects for more than a decade.

Tier 1 being some kind of 30% or so rate of return at the current strip so a lot of the questions we’ve heard in the past is, hey, Diamondback is great operator, they’ve got the best cost structure in the business, but their Tier 1 inventory is short. And we never have agreed with that proposition, but certainly with the addition of these two acquisitions we’ve extended that runway significantly.

Arun Jayaram

Great. Thanks a lot.

Travis D. Stice, Chief Executive Officer and Director

Thanks, Arun.

Operator

Thank you. Our next question comes from Derrick Whitfield with Stifel. Your line is open.

Derrick Whitfield

Good morning all. Congrats on the acquisition.

Travis D. Stice, Chief Executive Officer and Director

Thank you, Derrick.

Derrick Whitfield

Perhaps for Travis or Kaes, could you speak to the synergy opportunities from a Viper or Rattler perspective, I know you guys have focused on the G&A side of the equation, but similarly there’s a lot of opportunities on the Midstream side as well?

Travis D. Stice, Chief Executive Officer and Director

Yeah, Derek, we obviously look at that in detail. And QEP, like I said earlier in the call, has really thought about their development in a similar fashion to Diamondback and that’s controlling more midstream and also keeping those costs in-house. So I do think there’s a good amount of midstream value on the QEP side that Rattler will have a chance to take a look at.

And then on top of that, like Travis said all of QEP’s oil production flow through the reliance — former reliance gathering system which now is called the OMOG JV that Rattler owns 60%, Oryx owns 40%. And part of the reason why we bought that deal back in the day was understanding — underlying quality of acreage that found that system and that’s proven out to be a good investment, that’s now going to look a little better with more capital being allocated to pro forma OMOG acreage.

On the Viper side, we actually don’t own a lot of minerals underneath QEP or Guidon today, but I think that opens up a new sandbox for our Viper team to increase mineral ownership under Diamondback properties. There’s some significant ranches and mineral owners under both. And I think, we look forward to having those conversations on the Viper side.

Derrick Whitfield

Great. And perhaps for Travis. As you compare and contrast your operations with QEP what’s your early assessment on QEP’s development approach via tank style development?

Travis D. Stice, Chief Executive Officer and Director

We’re going, Derrick that’s a great question. And we’re going to be widening that development space spacing and that’s what we have in our go forward development plan. So be it pure wells for greater productivity per well.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah. We agree with the tank style, right? It’s just a matter of spacing and I think when we looked at both of these deals, we were very conservative on spacing and we were also very conservative on development pace, gone over the days of acquirer exploit and accelerate. I think we’re now talking acquirer exploit hydrate and distribute cash. And that means you’re not ramping the rig count on your acquisitions, like deals of the past.

Travis D. Stice, Chief Executive Officer and Director

And with some high grading we’ve had several questions now the high grading of these assets and that is important. But the primary reason that we did these deals as I highlighted in my opening comments is that we are now improving cash flow or adding efficiency on our leverage targets all of those things with the announcements of these deals, and it’s our responsibility to work the development plans upon close in a way that drives the most return and greatest net present value.

Derrick Whitfield

Thanks guys. And congrats again on two very solid deals.

Travis D. Stice, Chief Executive Officer and Director

Thank you, Derek.

Operator

Thank you. Our next question comes from David Deckelbaum with Cowen. Your line is open.

David Deckelbaum

Good morning, guys. Just curious why the third then get across the finish line this morning.

Travis D. Stice, Chief Executive Officer and Director

Well listen David I’ll tell you that we can’t determine the circumstances or the timing at which we find opportunities one, two or three in your in your question, but we just simply have to evaluate them as they unfold.

And in my experience of doing this for over 35 years now, it’s not uncommon to find extraordinary opportunities in times of tremendous pressure such as we have now but you’ve got to be ready for them, organizationally, you have to be ready for it.

And the simple fact is that we believe each of these opportunities adds value individually to our shareholders. That they happen at the same time, that’s just coincidence. We’re fortunate enough even though there’s some tired eyes around the conference table in here to have the organizational capacity to do that heavy lifting and evaluating these opportunities and also we’ve got the bandwidth to integrating both. So the fact is that, two, not three it’s just a function of coincidence.

David Deckelbaum

I appreciate that. So my first question just is on well costs. If I am looking QEP’s stated well cost pre-lateral foot in the 400s now, and Diamondback’s Midland now basically a bit above that, if we’re comparing them apples-to-apples, is that more do the QEP’s infrastructure and place? Or do you feel like there some head way to be made? Or should we see those costs kind of stick more to the Diamondback completion style?

Travis D. Stice, Chief Executive Officer and Director

Yeah, David. Like I said a couple of questions ago, QEP is a very good operator and we’ve learned a lot from their development in Martin County. We use now simul-frac crews on all of our Midland Basin in development and they were an early adopter of that.

I will say from a D&C perspective, we’re very, very close. So I think their stated number was 430 a foot last quarter and ours is about 450. We include the equipped in ours, so that foot to our Midland Basin will cost 530 a foot. I’d say overall, both companies are low-cost operators. We tend to do a little bit bigger frac job which is probably a little bit of the difference in well costs and therefore little wider spacing with a little higher, bigger frac job is probably going to result in a little more productivity per well completed.

David Deckelbaum

Appreciate that. And just the last one from me. And I know there isn’t formal guidance out there yet, but should we still be generally thinking about that sort of 30% reduction in total spend versus 2020 next year to keep that fourth quarter number flat?

Travis D. Stice, Chief Executive Officer and Director

No, that’s going to be talked to do when you’re adding 60,000 barrels a day that are going to decline. So we’re — we have to spend more than what the original plan was for Diamondback standalone. I think overall it’s going to look more capital efficient than if you stack the three businesses on top of each other. But we’re going to pull that information together and update the market as quickly as we can.

David Deckelbaum

Thank you guys. Congrats.

Travis D. Stice, Chief Executive Officer and Director

Thank you, David.

Operator

Thank you. Our next question comes from Asit Sen with Bank of America. Your line is open.

Asit Sen

Thanks. Good morning. Expectations for 2021 production remains unchanged which is great, Travis and congratulations and true to what you have said in the past. My question is what could prompt any change on that guidance in 2021? And how should we think conceptually about production growth into 2022?

Travis D. Stice, Chief Executive Officer and Director

Well, certainly Asit there are no indications today that the market needs more oil there should be no growth in our sector at all full stock. Now we’ve got a world that’s still 6 million to 7 million barrels a day oversupplied. We’ve got a world that’s still mightily struggling with what the economies are going to look like post COVID.

So there’s just no reason or call for production growth in 2021. I think most experts of which I am not are more optimistic about the back half of 2021. And look the future plan for Diamondback which we’re certainly not issuing multi your guidance, but should the market again call for a small growth rate in the future 2022 or beyond Diamondback’s ability to do so now more efficiently has been increased with the addition of these high quality assets.

Asit Sen

Great, Travis, thanks. And in your opening commentary again similar theme, you mentioned transaction lowers 2021 reinvestment ratio. Could you speak to directionally how much? And when you think broadly about the business looking into 2022 how are you thinking about reinvestment grades?

Travis D. Stice, Chief Executive Officer and Director

Yeah, I mean, I think just generally, about strip which today is probably going to be a little lower, but strip as a Friday, we’re talking about a sub 60-ish percent investment ratio in ‘21.

Now I don’t think we’ll be able to retain that forever but I do think we have a business that can generate consistent free cash flow and distribute that free cash flow to shareholders in an investment grade balance sheet for a much longer period of time now.

Asit Sen

Thanks a lot.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, just to add to that QEP has a few ducks or good amount of ducks as those Diamondback and so I think that’s going to help 2021 from a capital efficiency perspective. I think when we get our hands on development at both assets and drill some good wells with a little wider spacing you will have less wells completed in 2020 to acquire the same amount of production stability.

Asit Sen

Appreciate it, Kaes. Thank you.

Travis D. Stice, Chief Executive Officer and Director

Thanks, Asit.

Operator

Thank you. Our next question comes from Nitin Kumar with Wells Fargo. Your line is open.

Nitin Kumar

Good morning, guys. Thanks for taking my questions. Maybe just kind of following up on that high grading concept, Travis. At the last quarter you had reported roughly 3,200 locations in the Midland, breakeven below 35. QEP as you mentioned earlier had gone through a slightly tighter spacing and a different development strategy as a percentage or directionally how much more inventory should we be thinking about from this deal?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, it’s probably somewhere about 1/3 of that, that’s highly economic and competes in the top quartile of our pro forma portfolio.

Nitin Kumar

Okay. And is that — when you say 1/3 of that’s 1/3 of 3,300?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, that’s correct.

Nitin Kumar

Okay. What’s — do you have a sense of what the decline rate was for both Guidon and QEP in the Permian compared to yours?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

QEP is very similar, they’ve been around developing for a while similar production basis. I think they’re their corporate decline was a little lighter than ours because of the Bakken. But Guidon on probably has a little higher corporate decline, but the total production that you’re contributing on the Guidon side is less than QEP side. So I’d say, Guidon a ton of economic inventory ahead of it with early in its production lifecycle and QEP obviously has been public, so everyone knows what their productions for a long time but there’s a lot of completely undeveloped rock at both companies.

Nitin Kumar

And to just sneak in one more in. QEP had some ducks in the Bakken you’ve classified those assets as more of noncore asset. Does that mean that you wouldn’t be pursuing those opportunities at all or how should we think about those?

Travis D. Stice, Chief Executive Officer and Director

Yeah, that’s correct. I mean those will sit there, but they have some value.

Nitin Kumar

Great. Thank you.

Operator

Thank you. Our next question comes from Harry Mateer with Barclays. Your line is open.

Harry Mateer

Hi, good morning. I appreciate the comments earlier about, how you’re thinking about pro forma cap structure combo of liability management and then still with some gross debt reduction? I’m curious, how do you plan to treat the QEP bonds in the pro-forma structure? Are you guys going to allow for some structural support nation or is it preference to have it more be clean impaired to potentially with cross guarantees or some kind of like kind exchange into FANG notes?

Travis D. Stice, Chief Executive Officer and Director

Yeah. There’s going to be no guarantee. We did this the same strategy with the Energen bond so that they’re going to sit, the QEP bonds will sit in the merger side and will not be guaranteed by the guarantor group. Now, most likely we’re going to be focused on the 22s and 23s, so that’s probably leads to 26s sitting in that group for a longer period of time. But I think overall like we said at the beginning of the call, we do have a lot of flexibility with Diamondback 2025 bond that’s callable in the 22s and 23s as a kind of our chess pieces for liability management.

Harry Mateer

Got it. Okay. Thank you.

Travis D. Stice, Chief Executive Officer and Director

Thank you

Operator

Thank you. Our next question comes from Charles Meade with Johnson Rice. Your line is open.

Charles Meade

Good morning, Travis and Kaes and to the rest of your team there. Travis, I want to go back to your earlier comments, I think it’s good that you — I guess your opening comments, where you really focused on leveraging. And frankly as you would guess I have to do more work to put these pieces together and see it all — see how it flows, but it looks to me like our numbers you guys were going to be approaching your 2x at one — at year-end ‘21 on a net debt to EBITDA basis.

It looks to me that with the — obviously, the Guidon stuff is coming — the cash consideration is going to be below 2x, but the QEP was coming in looks like something north of 3x, and so I want to just make sure I’m understanding what you were saying. It looks to me with just our cursory looked at you guys are going to be more levered than you otherwise would have been at year-end ‘21, but I just want to just go back and — but in both cases you will be delivering over time. So I just wanted to check and make sure I understood your pieces there.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, that’s completely incorrect Charles. We’re going to be below on a pro forma basis where we were standalone. So I think immediately Q2 2021 you put these two businesses together or three businesses together you’re 4% or 5% below the standalone plan and that’s run at the same strip. And then you accelerate that deleveraging faster in the pro forma business than standalone. So I think overall, it’s not a huge number. But, we’re still anticipating being close to 3x at strip with both businesses integrated.

Charles Meade

Okay. Thank you for that Kaes and just to be clear, when you say, whatever 4%, 5%, well, you’re talking on a metric or multiple basis, not on a absolute basis.?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

That’s correct. I mean the size of the enterprise value just got significantly higher.

Charles Meade

Right. Yeah, that makes sense. Just want to be clear and thank you for that. And then a question I have going back to these assets you picked up in Southeast Martin, to me, that looks like that new or the additions in that Southeast Martin is probably going to be up some of the top quartile stuff. Can you give us a sense for the new acreage you brought in what percent developed is that in that Southeast Martin quadrant?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, that’s probably on a QEP side and Southeast Martin that’s the Robinson Ranch and they have not developed that at all. So I think that’s going to be a very exciting development area for us. Guidon has a couple wells offset that to the Southwest but I would say that block is less than 10% developed. So that’s going to be a very important area for us on — from a oil production perspective and a capital efficiency perspective.

Charles Meade

Great. That’s it from me. Thanks guys.

Travis D. Stice, Chief Executive Officer and Director

Thanks, Charles.

Operator

Thank you. Our next question comes from Brian Singer with Goldman Sachs. Your line is now open.

Brian Singer

Thank you. Good morning. First on the capital allocation. You’ve maintained your dividend despite the volatility in the market this year. And you highlighted, the pro forma leverage coming down and maintaining investment grade. Can you talk to what you’d be looking for leverage wise to allocate more capital to shareholders, be it dividend or repurchase or how is that all the transaction that you’re announcing today changes your strategy there?

Travis D. Stice, Chief Executive Officer and Director

Well, we’re not changing our strategy with these acquisitions, I mean I’ve talked about how these — both of these trades are accretive across all fronts. In fact, our development strategy hasn’t changed. It’s just gotten better. So we’ve always talked just not an either or about debt reduction and a dividend increase, it’s an and there’s beauty in that as well, because we believe that with the addition of these assets, we can both continue to lean into the dividend. And as Kaes has been talking about demand is relatively lower our leverage ratio.

Brian Singer

Great. And there are certain points at which and I realized that you said some and not in or but if there is there a certain point it’s sub to or sub 1.7 or sub 1.5 kind of where you want to or where you want to take this?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

I mean it really just depends on the outlook Brian, I think there’s still a lot of uncertainty in the market, particularly in the first half of next year. So, our board has traditionally looked at the dividend in the first quarter to address it.

In this year we’ve stayed patient and held it flat after doubling it a month before the Saudi price war and COVID breakout. But overall, I mean I think we can take a look at it by kind of the middle of next year because overall the amount of free cash flow — dividend increase on the amount of free cash flow that we’re talking about does not impact our ability to generate free cash and reduce the enterprise value through a combination of debt reduction and then continuing the shareholder return on the dividend side.

Brian Singer

Great. Thanks. And then my final question is with regards to the capital reallocation. We’ve spent a lot of time here talking as understandably about the attractive assets in the Northland Midland Basin and treating the Bakken and the Williston Basin assets as non-core and potentially candidate for asset sales.

Can you talk a little bit about the implications for the Delaware Basin, it seems like there’s a capital allocation away, potentially away from the Delaware and just how you think about the strategic role of the Delaware assets in a pro forma portfolio.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, certainly the Delaware is still important to us and there are locations there that compete for capital in the portfolio. I think overall, we’re excited that we can allocate a higher percentage of our capital to the Midland Basin. I would just say the well results generally tend to be better on a returns basis. But also our cost structure is better overall as well.

So, there’s still a lot of Delaware acreage that competes for capital in our existing portfolio but I would just say it’s become less important to the overall company then the Northern Midland Basin which is kind of our home and where we got started.

Travis D. Stice, Chief Executive Officer and Director

Yeah. But listen Brian, I can completely agree with what Kaes is saying But I just want to give — just want to make sure you understand how proud that I am of our organization’s ability to continue to improve results in the Delaware Basin since we acquired that back in 2016.

In terms of rate of change and improvement, the Delaware Basin has been a remarkable success story for Diamondback. As Kaes pointed out, as commodity prices got lower and increased focus on total rate of return, it forced us as good capital allocators to allocate towards higher rate of return, but in no way shape form of fashion. Do we need to imply that the Delaware Basin is not as important to us nor the organization, that’s running that. Delaware Basin hasn’t done a good job because it’s quietly opposite.

Brian Singer

Great. Thank you so much.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Thanks, Brian.

Operator

Thank you. Our next question comes from David Heikkinen with Heikkinen Energy. Your line is open.

David Heikkinen

Good morning, and thanks for taking my question. I know a lot about your assets and QEP. Can you talk a little bit about the history of Guidon just what their pace of development has been, you hit a little bit of their decline rates are a little steeper but and they have the eight ducks that you had in the press releases, but can you talk just a little bit about where Guidon was? What their activity level had been pre — maybe first quarter level before everything became a half glass empty kind of world? And then just have one follow-up.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, well today is the day we’re going to start with the glass half full commentary. So, 2020 is almost in the rearview, 10 days left. But overall, listen they’ve been around for a while they acquired their assets from Endeavor in 2016 as a great timely purchase. And they’ve been a pretty active developer of with one or two rigs for the last couple of years. Obviously, things slowed down a little bit with the glass half-empty portion of the year. And now I think they had been running one rig pretty consistently for the last six months or so and completing pretty large pads. And we’ve got some nice looking pads on the schedule on the first half of the year and we’re looking forward to adding kind of another rig to that development plan to keep things moving particularly in the Southeast Martin County portion.

David Heikkinen

Did they have any hedges by chance?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

We’re not sneaking on any hedges, it’s an asset deal, but we will take on all the QEP hedges.

David Heikkinen

Helpful. And on the half-full side I couldn’t agree more and hopefully our note was a little more half-empty than I intended on rereading it. So looks accretive to us on deals and have a Merry Christmas and a Happy New Year and look forward to actually seeing people again hopefully in 2021. So have a great holiday season.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah thanks David. Appreciate it.

Operator

Thank you. Our next question comes from Jeoffrey Lambujon with Tudor Pickering Holt. Your line is open.

Jeoffrey Lambujon

Good morning, thanks for taking my question. You all talked before about the scale of the legacy Diamondback portfolio being sufficient to complete before these deals, these transactions obviously when we build on that. So as you look at the pro forma position on a greater production and also with the opportunity set still is across the Midland and Delaware today, how are you thinking about for any other opportunities from here, I apologize if I missed this earlier but maybe you can just speak to how these transactions came together and how Diamondback’s activity in the market would change if at all as these deals close.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yes, Jeff. I saw your note this morning too and I think our commentary is firmly that when we get bigger, we have to get better and this acreage makes us better, compete for capital right away. And I think we delivered that point enough. But overall going into this year our BD [ph] team has done an incredible job. We’ve had basically NAVs built for almost every target that we’re interested in both private and public and it’s just a matter of timing. And fortunately for us, the reality of the last couple of months has allowed us to have real conversations and get a deal done. It’s — for two deals done. We didn’t want to happen at the same time. But I think overall, these were our two top targets from acreage quality perspective going into the year and the year took us a much different path than we all expected, but we ended up acquiring the two targets that we had highest on our list.

Travis D. Stice, Chief Executive Officer and Director

Yes, Jeoff. Just let me emphasize the point that I made earlier about, we can’t control the timing of opportunity nor the circumstances, but what we can control is our ability organizationally to be prepared. While 2020 certainly will be marked by the wailing and notching of teeth and ringing of hands. As Kaes pointed out, business development team doubled down and tripled down on their efforts to provide us a full economic workup on all of the assets that we were interested in.

Even though, even though we knew that the much of 2020 we were going to be unable to execute on those. So again as I mentioned these trying times can present great opportunities for companies that are prepared. And we’re given you a great example of a company that was prepared at this morning.

Jeoffrey Lambujon

Okay. Thank you very much. Appreciate the detail and happy holidays.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Thanks, Jeoff.

Operator

Thank you. Our next question comes from Leo Mariani with KeyBanc. Your line is open.

Leo Mariani

Hey guys. Just wanted to touch based a bit on sort of the liability management side, which you guys mentioned here. Obviously you are taking on more absolute debt as we roll into 2021 here and you guys mentioned that you think it’s still a bit of an uncertain outlook out there, these proportions of ‘21. Would you plan on kind of hedging more portions of these volumes maybe in ‘21 to try to kind of lock in some of the cash flows on these deals, is that something else that think will be working on here as these deals start to looks like they’re going to close.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yes, Leo that’s a good question. Leo, I think the hedging needs to become a bigger part of our strategy, irrespective of our debt levels. I think your investors want returns on capital and guaranteed return of capital. And in our business the only way to protect that is protect your revenue stream.

So we are almost 80% hedged in Q1 and then you roll in these two deals in Q2. We’re about 2/3 hedged and that tells up a little bit in the back half of the year. But basically we’re putting in place a business that can lock in returns and also locked in a combination of debt reduction plus the dividend. So the way we modeled it kind of at 45 flat-ish where the curve has been recently. We’re able to handle every note at PAR when they come due. Again, I don’t think that’s what we’re planning on doing but that did give us and our board a lot of sense of security that we have protection.

Leo Mariani

Okay. That’s helpful for sure. And just kind of looking at the value propositions in terms of kind of purchase price for these two assets, it certainly looked like you guys paid a little bit more in terms of this production value pro forma BOE for Guidon versus QEP here. Just wanted to see if there’s anything that we should be kind of bring into that, as you maybe see the Guidon assets, maybe use a little bit better and obviously with QEP have the Bakken I guess a lot more debt, is it may be more just difference was more just the capital structure with a lot of additional debt coming from the QEP side, want to get a sense of any kind of value proposition differences that you look at for these two deals.

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Yeah, well they’re completely different deals right, on the private side, you look at your NAV and drill out with a couple of rigs for all the inventory on Guidon and present value of those cash flows closing, coincidentally that’s a number that we were comfortable paying on a multiple basis in the near term. And it’s quite the opposite on QEP side because you do have a public currency. And so relative valuation and looking at where they’re trading and what their enterprise value versus what we could pay for it. Those are those are two different scenarios. So I think dollar per flowing is an output not an input. And overall I think, our internal NAV with and without synergies for QEP was well above the market price as of Friday.

And on the Guidon side I think the counterparty sees a lot of value in Diamondback stock and therefore was happy taking a good amount of stock in the trade.

Leo Mariani

Okay. Thanks for the color.

Operator

Thank you. Our next question comes from Jeanine Wai with Barclays. Your line is open.

Jeanine Wai

Hi, good morning everyone. Thanks for taking my questions. My first —

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

Hi Jeanine.

Jeanine Wai

Hi. Good morning. Happy holidays. My first question is just a follow up on Brian’s question on the Delaware. I know you said that basin will remain important to FANG, but are there parts of that acreage that may qualify as a potential divestiture candidate, maybe a little bit down the line?

Kaes Van’t Hof, Chief Financial Officer and Executive Vice President of Business Development

I wouldn’t say any of the Delaware it sits in the divestiture candidate box today. I mean, maybe some non-op stuff in the Delaware, in New Mexico in particular because we’re just not a big operator there.

But I think overall our job is going to be looking at our whole asset base and I think we do have some acreage that makes sense to sell, Travis mentioned the Bakken and also maybe some stuff in the Southern Midland Basin where you just have kind of PDP value. But our strategy throughout this year is then if cash flow is cheap, we can’t sell cash flow in its cheapest. So I think there will be sale candidates quickly as we get a more supportive strip. There’s a lot of PDP buyers out there. I know that, it seems to be a very common private equity strategy this year. So, I think there’s going to be a competitive process for some of these assets.

Jeanine Wai

Okay. Great. That’s very helpful. Thank you. And my second question is just on integration. So in terms of just generally managing integration risks, are there any lessons learned from the Energen deal that maybe you can apply to these two deals. Thank you.

Travis D. Stice, Chief Executive Officer and Director

Yeah, you always want to learn from your prior experiences. But Jeanine, I don’t want to overplay the integration issue. These are simply — they’re tuck-ins for us and the field organization is going to largely stay in place in a great insight Diamondback, deal organization which is as you can see on the map it’s contiguous. And this is just simply Jeanine what it is that we do, we integrate assets and this one is no different than any other of the ones that we’ve demonstrated in the past that we’re capable of doing.

Jeanine Wai

Okay. Thank you very much.

Operator

Thank you. And I’m showing no further questions. I’d like to turn the call back to Travis Stice, CEO for any closing remarks.

Travis D. Stice, Chief Executive Officer and Director

Thank you. Just as we’ve kind of closed this out. I want to reiterate that every time the Diamondback completes a trade, it’s objectively obvious that the shareholders are better off after the trade than before. If that isn’t the case then we simply don’t do the trade. In both of the trades that we talked about this morning Diamondback shareholders are better off. They’re better off because on every relevant financial measure, you see significant accretion and in some cases double digit accretion. These are certainly extraordinary times, but also times that create extraordinary opportunities for those as I’ve mentioned before that are prepared and we are and we couldn’t be more excited to bring these opportunities to our shareholders.

Happy holidays, Merry Christmas to everyone out there. Stay well and god bless.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect everyone. Have a great day.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

This filing contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1955 and other federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” could,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Diamondback Energy, Inc.’s (the “Company”) and QEP Resources, Inc.’s (“QEP”) current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed acquisition of assets from Guidon Operating LLC (“Guidon”) and certain of Guidon’s affiliates, the benefits of the proposed merger involving the Company and QEP, including future financial and operating results, the Company’s and QEP’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transactions, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected financial information (including projected cash flow and liquidity), business strategy, other plans and objectives for future operations or any future opportunities. These statements are not guarantees of future performance and no assurances can be given that the forward-looking statements contained in this filing will occur as projected. Actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

The risks and uncertainties that could cause actual results to differ materially from those in forward looking statements include, without limitation, the ability to obtain the approval of the merger by QEP stockholders; the risk that the Company or QEP may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that an event, change or other circumstances could give rise to the termination of the Guidon purchase agreement or the QEP merger agreement; the risk that a condition to closing of the transactions may not be satisfied; the timing to consummate the proposed transactions; the risk that the assets and the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transactions could have adverse effects on the market price of the Company’s common stock or QEP’s common stock; the risk of litigation related to the proposed transactions; the risk of any unexpected costs or expenses resulting from the proposed transactions; disruption from the transactions making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time from ongoing business operations due to transaction-related issues; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals and other risks inherent in the Company’s and QEP’s businesses; public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies and actions; the potential disruption or interruption of the Company’s or QEP’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the Company’s or QEP’s control; the risk that the announcement or consummation of the merger, or any other intervening event results in a requirement under certain of QEP’s indebtedness to make a change of control offer with respect to some or all of such debt; and the Company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward looking statements.

All such factors are difficult to predict and are beyond the Company’s or QEP’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.diamondbackenergy.com and on the Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov, and those detailed in QEP’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on QEP’s website at https://www.qepres.com and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither the Company nor QEP undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS;

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the proposed QEP transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of QEP that also constitutes a prospectus of the Company. Each of the Company and QEP also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Any definitive proxy statement of QEP will be mailed to stockholders of QEP if and when available.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND QEP ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about the Company and QEP, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.diamondbackenergy.com/home/default.aspx under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by QEP will be available free of charge on QEP’s website at https://www.qepres.com under the tab “Investors” and then under the heading “Financial Information.”

PARTICIPANTS IN THE SOLICITATION

The Company, QEP and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of the Company is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 24, 2020, and information regarding the directors and executive officers of QEP is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 2, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or QEP using the sources indicated above.